Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement in relation to the Major Matters of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 December 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2014-031

Announcement in relation to the Major Matters of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 30 December 2014, China Southern Airlines Company Limited (the “Company”) received a notice from China Southern Air Holding Company, our controlling shareholder, that a case on file for investigation against Chen Gang, the Executive Vice President of the Company and Tian Xiao Dong, the COO Flight Operations of the Company have been placed due to the suspicion of job-related crime.

According to the relevant laws and regulation and the articles of association of the Company, all members of the Board considered and unanimously approved that Chen Gang be removed as the Executive Vice President of the Company and Tian Xiao Dong be removed as the COO Flight Operations of the Company.

The above matter does not affect the ordinary operation of the Company.

The Board of

China Southern Airlines Company Limited

30 December 2014

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